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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1. Name and Address of Reporting Person*

    Kanders              Alan
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   (Last)               (First)                 (Middle)
    c/o Lehman Brothers Holdings Inc
    745 Seventh Avenue
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                                    (Street)

    New York             NY                     10019
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   (City)               (State)                 (Zip)


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2. Issuer Name AND Ticker or Trading Symbol


   Interstate Hotels Corporation (IHCO)
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3. IRS or Social Security Number of Reporting Person (voluntary)


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4. Statement for Month/Year

   July 2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person


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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Class A Common Stock, par value
$.01 per share                        7/31/02        D         V          7000   D      (1)      -0-            D
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Class A Common Stock, par value
$.01 per share                        7/31/02        D         V     6,013,172   D      (1)      -0-            I         (2)
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Class A Common Stock, par value
$.01 per share                        7/31/02        D         V          2000   D      (1)      -0-            I         (3)
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

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date      Title    Shares  5)       4)        4)       4)
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

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
Explanation of Responses:

(1) Each such share of the Issuer's common stock was disposed of pursuant to a merger agreement between Issuer and MeriStar Hotels & Resorts, Inc. in exchange for 4.6 shares of MeriStar Hotels & Resorts, Inc. common stock, which common stock was also subject to a 5-for-1 reverse stock split. MeriStar Hotels & Resorts Inc was renamed Interstate Hotels & Resorts, Inc. Accordingly each share of the Issuer's common stock was exchanged for 0.92 shares of the common stock of Interstate Hotels and Resorts, Inc. which shares, at the close of business on the effective date of the merger, had a market value of $3.25 per share.

(2) Represented the indirect beneficial ownership interest of Lehman Brothers Holding Inc. in shares of the Issuer's Class A Common Stock. The Reporting Person serves as a Managing Director for Lehman Brothers Holdings Inc. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, if any.

(3) Represented the indirect beneficial ownership of shares held in trust for the benefit of the filing person's daughter.


          /s/ Alan Kanders                                      8/12/02
---------------------------------------------            -----------------------
       **Signature of Reporting Person                           Date
              Alan Kanders

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

*      If the form is filed by more than one reporting person, see
       Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.